Exhibit (a)(5)(A)

ACE AVIATION HOLDINGS INC. ANNOUNCES FINAL RESULTS OF ITS
SUBSTANTIAL ISSUER BID

MONTRÉAL, June 18, 2008 – ACE Aviation Holdings Inc. (ACE) (TSX: ACE.A, ACE.B) today announced the final results of its offer to purchase Cdn$500 million of its Class A Variable Voting Shares and Class B Voting Shares, which expired at 5:00 p.m. (Montreal time) on June 18, 2008. Based on final reports from CIBC Mellon Trust Company, the depositary under the offer, ACE confirmed that it has taken up and accepted for purchase and cancellation a total of 12,537,084 Class A Variable Voting Shares and 10,190,187 Class B Voting Shares at Cdn$22.00 per share for an aggregate purchase price of Cdn$500 million in accordance with the terms of the offer. No Convertible Preferred Shares of ACE were deposited on an as converted basis under the offer.

The final pro ration factor that has been applied to the Class A Variable Voting Shares and Class B Voting Shares deposited under the offer is approximately 90.3%.  As a result, shareholders who deposited Class A Variable Voting Shares or Class B Voting Shares at a purchase price at or below Cdn$22.00 per share or pursuant to purchase price tenders will have approximately 90.3% of their Class A Variable Voting Shares or Class B Voting Shares purchased at the purchase price, subject to adjustment for odd lots and to avoid the creation of fractional shares.  Class A Variable Voting Shares and Class B Voting Shares deposited at purchase prices in excess of Cdn$22.00 per share will not be taken up and purchased by ACE under the offer.

Payment to the depositary for the Class A Variable Voting Shares and Class B Voting Shares taken up and purchased by ACE under the offer will be made by June 23, 2008. Class A Variable Voting Shares and Class B Voting Shares not validly deposited under the offer will be returned to shareholders as promptly as possible.

For the purposes of subsection 191(4) of the Income Tax Act (Canada), the "specified amount" in respect of each Class A Variable Voting Share purchased under the offer is Cdn$21.71 and the "specified amount" in respect of each Class B Voting Share purchased under the offer is Cdn$22.08.

For Canadian tax purposes a deemed dividend of Cdn$22.00 per Class A Variable Voting Share and Class B Voting Share arises in respect of each Class A Variable Voting Share and Class B Voting Share purchased under the offer. For the enhanced dividend tax credit, under subsection 89(14) of the Income Tax Act (Canada) and for any corresponding provincial legislation, ACE designates the entire amount of Cdn$22.00 per Class A Variable Voting Share and Class B Voting Share as an "eligible dividend".

ABOUT ACE AVIATION HOLDINGS INC.

ACE is a holding company of various aviation interests including Air Canada and ACTS.

Contacts for ACE:

Isabelle Arthur (Montréal)	(514) 422-5788

Angela Mah (Vancouver)	(604) 270-5741
Peter Fitzpatrick (Toronto)	(416) 263-5576